SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For November 16, 2007

                               BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]               Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                     No [X]

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                                TABLE OF CONTENTS
         REPORT FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2007 ON FORM 6-K


                                                                            Page
                                                                            ----

Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of June 30, 2007 and
    March 31, 2007                                                            3

Unaudited Consolidated Statements of Income and
    Comprehensive Income for the Three-Month Periods
    Ended June 30, 2007 and 2006                                              4

Management Discussion and Analysis of Financial Conditions
    and Results of Operations                                                 5

Liquidity and Capital Resources                                               6

Stock Repurchase Program                                                      6

Section 404 Compliance                                                        6

Signature                                                                     7


Exhibits

99.1  Press Release Disclosing First Quarter Results dated November 2, 2007






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                            BONSO ELECTRONICS INTERNATIONAL INC.
                                 CONSOLIDATED BALANCE SHEET
                                      (In U.S. Dollars)
                                                                     30-Jun         31-Mar
                                                                      2007           2007
                                                                      ----           ----
                                                                  (Unaudited)    (Unaudited)
Assets
------

Current assets
Cash and cash equivalents                                           8,779,578      8,118,018
Trade receivables, net                                              6,977,212      6,739,567
Inventories, net                                                   15,850,748     14,997,788
Tax recoverable                                                       193,806          2,117
Other receivables, deposits and prepayments                         3,706,768      2,678,328
Investment                                                            700,000        700,000
                                                                  -----------    -----------
Total current assets                                               36,208,112     33,235,818

Deferred income tax assets                                             87,369         87,369
Goodwill                                                              842,821        842,821
Brand name  and other intangible asset, net                         2,263,434      2,313,434
Property, plant and equipment, net                                 10,646,442     11,039,173
                                                                  -----------    -----------

Total assets                                                       50,048,178     47,518,615
                                                                  ===========    ===========

Liabilities and shareholders' equity
------------------------------------

Current liabilities
Bank overdraft                                                        352,642        459,710
Notes payable                                                       2,693,156      3,736,526
Accounts payable                                                    8,677,694      5,354,326
Accrued charges and deposits                                        2,301,772      2,357,132
Short-term loans                                                    4,056,729      3,576,366
Income tax liabilities                                                754,673        814,374
Current portion of capital lease obligations                           95,725         95,725
                                                                  -----------    -----------
Total current liabilities                                          18,932,391     16,394,159

Capital lease obligations, net of current portion                      35,327         59,258
Deferred income tax liabilities                                        13,901         13,901
                                                                  -----------    -----------
Total Liabilities                                                  18,981,619     16,467,318
                                                                  -----------    -----------

Shareholders' equity
--------------------

Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued and outstanding shares : June & March 2007 - 5,577,639        16,729         16,729
Additional paid-in capital                                         21,764,788     21,764,788
Retained earnings                                                   9,827,186      9,584,181
Accumulated other comprehensive income                                786,416      1,014,159
Common stock held at treasury stock (260,717 shares)               (1,328,560)    (1,328,560)
                                                                  -----------    -----------

Total shareholders' equity                                         31,066,559     31,051,297
                                                                  -----------    -----------

Total liabilities and shareholders' equity                         50,048,178     47,518,615
                                                                  ===========    ===========


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                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)

                                                      Three months ended June 30
                                                          2007           2006
                                                          ----           ----
                                                       (Unaudited)    (Unaudited)

Net sales                                                 16,102         16,121
Cost of sales                                            (13,025)       (12,843)

Gross margin                                               3,077          3,278

Selling expenses                                             598            527
Salaries and related costs                                 1,426          1,319
Research and development expenses                            105            111
Administration and general expenses                          854            748
Amortization of brand name                                    50             50

Income from operations                                        44            523
Interest Income                                               31             48
Other income                                                  92             56
Interest Expenses                                           (134)          (117)
Foreign exchange gains \(Loss)                               211            (30)


Income/(loss) before income taxes                            244            480

Income tax expense                                            (1)           (22)

Net income/(loss) before minority interest                   243            458


Net income/(loss)                                            243            458
                                                      ==========     ==========

Earnings per share (in U.S.Dollars per share)
 Basic                                                     0.044          0.082
 Diluted                                                   0.043          0.081

Weighted average shares (Basic)                        5,577,639      5,577,639
Adjusted weighted average shares (diluted)             5,646,810      5,667,085





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Results of Operations

Three Month Period ended June 30, 2007 compared to the Three Month Period ended June 30, 2006

     Net Sales. Our sales decreased 0.12% from $16,121,239 for the three month period ended June 30, 2006 to $16,101,978 for the three month period ended June 30, 2007, primarily as a result of sales drop of scales products. Sales of our scales and others business was down of 19.1% from $11,658,747 for the period ended June 30, 2006 to $9,435,834 for the period ended June 30, 2007, and sales for telecommunications products were up 49.4% from $4,462,492 for the three month period ended June 30, 2006 to $6,666,144 for the three month period ended June 30, 2007.

     Gross Margin. Gross margin as a percentage of revenue declined to 19.1% during the three-month period ended June 30, 2007 as compared to 20.3% during the same period in the prior year. This decline was primarily the result of increased costs of materials and labor.

     Selling Expenses. Selling expenses increased by 13.6% from $526,841 for the three month period ended June 30, 2006 to $598,269 for the three month period ended June 30, 2007. This increase was attributable primarily to increased transportation costs of our finished goods to customers. As a percentage of revenue selling expenses increased to 3.7% during the period ended June 30, 2007 as compared to 3.3% during the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 8.1% from $1,319,096 for the three month period ended June 30, 2006 to $1,425,735 for the three month period ended June 30, 2007. The increase was primarily caused by an increase in salaries.

     Research And Development. Research and development expenses decreased 5.6% from $110,816 for the period ended June 30, 2006 to $104,637 for the three month period ended June 30, 2007 due to decreased research and development activities for telecommunications products and new scale models. Research and Development as a percentage of revenue was 0.7% during the three month periods ended June 30, 2007 and June 30, 2006.

     Administration And General Expenses. Administration and general expenses increased by 14.2% from $747,799 for the period ended June 30, 2006 to $854,160 for the period ended June 30, 2007. This increase was primarily due to increases in repair and maintenance cost.

     Amortization Of Brand Names. We amortized approximately $50,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the three month periods ending June 30, 2007 and June 30, 2006. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations decreased $478,734 or 91.5% from profit of $523,178 for the three month period ended June 30, 2006 to $44,444 for the three-month period ended June 30, 2007.

     Interest Income. Interest income decreased $16,875 or 35% from $48,187 for the three month period ended June 30, 2006 to $31,315 for the three month period ended June 30, 2007. This decrease was the result of a decreased cash balance in our interest bearing bank accounts.

     Other Income. Other income increased $36,340 or 65.1% from $55,821 for the three month period ended June 30, 2006 to $92,161 for the three month period ended June 30, 2007. The increase was primarily due to increased compensation received from vendors for defective raw materials.

     Interest Expenses. Interest expenses increased $16,535 or 14.1% from $117,324 for the three month period ended June 30, 2006 to $133,859 for the three month period ended June 30, 2007. This increase was primarily due to an increase in interest rates on funds borrowed from the bank.

     Foreign Exchange Losses/Gains. Foreign exchange gain increased from a loss of $30,294 for the three month period ended June 30, 2006 to a gain of $210,844 for the three month period ended June 30, 2007. The increase was primarily attributable to the increased strength of the Canadian Dollars & RMB against the U.S. Dollar.

     Net Income. As a result of the above changes, net income decreased from $457,776 for the three month period ended June 30, 2006 to $243,583 for the three month period ended June 30, 2007, an decrease of $214,193, or 46.8%.

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Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of June 30, 2007 we had $8,779,578 in cash and cash equivalents as compared to $8,118,018 as of March 31, 2007. Working capital at June 30, 2007 was $17,275,721 compared to $16,841,659 at March 31, 2007.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

     On September 19, 2007, the Company's Board of Directors authorized a new program (the "New Share Repurchase Program") for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were purchased under the New Share Repurchase Program in the first quarter of fiscal 2008 and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan 260,717 shares valued at $1,328,560 were purchased under this program. This authorization to repurchase shares under the new plan increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,671,440.

Section 404 Compliance

     On December 15, 2006, the Securities and Exchange Commission ("the SEC") advised that the SEC was extending further the dates that were published on September 29, 2005, to postpone the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will be required to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008 (unless otherwise extended by the SEC). Further, the Company will not be required to file the auditor's attestation report on internal control over financial reporting until it files it annual report for the fiscal year ending March 31, 2009 (unless otherwise extended by the SEC).




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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date:  November 16, 2007                 By: /s/ Henry F. Schlueter
                                         -----------------------------------
                                         Henry F. Schlueter, Assistant Secretary












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